CUSIP NO. 37185M100                  13D                     PAGE 1 OF 19 PAGES

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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                  Genesys S.A.
------------------------------------------------------------------------------
                                (Name of Issuer)

 Ordinary Shares, nominal value EUR 5 per share (evidenced by American
      Depository Receipts, which represent one-half of one ordinary share)
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37185M100
-------------------------------------------------------------------------------
                                 (CUSIP Number)
                                  John Hassett
                          c/o Radius Capital Partners
                             America's Cup Building
                                 30 Doaks Lane
                              Marblehead, MA 01945
                                  781-639-0900
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 29, 2002
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37185M100                  13D                     PAGE 2 OF 19 PAGES



------- ---------------------------------------------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        John Hassett
------- ---------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                            (a)[ ]
                                                                                                       (b)[X]

------- ---------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

------- ---------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not applicable, see Item 3.
------- ---------------------------------------------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

        Not applicable.
------- ---------------------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen

------------------------- ----- ---------------------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                175,517 shares (evidenced by 351,034 American Depository Receipts)
       NUMBER OF          ----- ---------------------------------------------------------------------------------------------
        SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
       OWNED BY                 0 shares
        EACH              ----- ---------------------------------------------------------------------------------------------
      REPORTING            9    SOLE DISPOSITIVE POWER
       PERSON
        WITH                    175,517 shares (evidenced by 351,034 American Depository Receipts)
                          ----- ---------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0 shares
------- ---------------------------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        175,517 shares (evidenced by 351,034 American Depository Receipts)

------- ---------------------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)              [ ]

        Not applicable.
------- ---------------------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.1%
------- ---------------------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
------- ---------------------------------------------------------------------------------------------------------------------



CUSIP NO. 37185M100                  13D                     PAGE 3 OF 19 PAGES

------- ---------------------------------------------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        Graham Partners, L.P.
------- ---------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                            (a)[ ]
                                                                                                       (b)[X]

------- ---------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

------- ---------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not applicable, see Item 3.
------- ---------------------------------------------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

        Not applicable.
------- ---------------------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

------------------------- ----- ---------------------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                243,750 shares (evidenced by 457,500 American Depository Receipts and 15,000 ordinary shares)
       NUMBER OF          ----- ---------------------------------------------------------------------------------------------
        SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
       OWNED BY                 0 shares
        EACH              ----- ---------------------------------------------------------------------------------------------
      REPORTING            9    SOLE DISPOSITIVE POWER
       PERSON
        WITH                    243,750 shares (evidenced by 457,500 American Depository Receipts and 15,000 ordinary shares)
                          ----- ---------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0 shares
------- ---------------------------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        243,750 shares (evidenced by 457,500 American Depository Receipts and 15,000 ordinary shares)

------- ---------------------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)              [ ]

        Not applicable.
------- ---------------------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.6%
------- ---------------------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
------- ---------------------------------------------------------------------------------------------------------------------





CUSIP NO. 37185M100                  13D                     PAGE 4 OF 19 PAGES

------- ---------------------------------------------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        Monica Graham
------- ---------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                            (a)[ ]
                                                                                                       (b)[X]

------- ---------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

------- ---------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not applicable, see Item 3.
------- ---------------------------------------------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

        Not applicable.
------- ---------------------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United State citizen

------------------------- ----- ---------------------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                243,750 shares (evidenced by 457,500 American Depository Receipts and 15,000 ordinary shares)
       NUMBER OF          ----- ---------------------------------------------------------------------------------------------
        SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
       OWNED BY                 0 shares
        EACH              ----- ---------------------------------------------------------------------------------------------
      REPORTING            9    SOLE DISPOSITIVE POWER
       PERSON
        WITH                    243,750 shares (evidenced by 457,500 American Depository Receipts and 15,000 ordinary shares)
                          ----- ---------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0 shares
------- ---------------------------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        243,750 shares (evidenced by 457,500 American Depository Receipts and 15,000 ordinary shares)

------- ---------------------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)              [ ]

        Not applicable.
------- ---------------------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.6%
------- ---------------------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
------- ---------------------------------------------------------------------------------------------------------------------



CUSIP NO. 37185M100                  13D                     PAGE 5 OF 19 PAGES

------- ---------------------------------------------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        Ring Partners Limited Partnership
------- ---------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                            (a)[ ]
                                                                                                       (b)[X]

------- ---------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

------- ---------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not applicable, see Item 3.
------- ---------------------------------------------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

        Not applicable.
------- ---------------------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Colorado

------------------------- ----- ---------------------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                103,168.5 shares (evidenced by 206,337 American Depository Receipts )
       NUMBER OF          ----- ---------------------------------------------------------------------------------------------
        SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
       OWNED BY                 0 shares
        EACH              ----- ---------------------------------------------------------------------------------------------
      REPORTING            9    SOLE DISPOSITIVE POWER
       PERSON
        WITH                    103,168.5 shares (evidenced by 206,337 American Depository Receipts)
                          ----- ---------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0 shares
------- ---------------------------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        103,168.5 shares (evidenced by 206,337 American Depository Receipts)

------- ---------------------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)              [ ]

        Not applicable.
------- ---------------------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.7%
------- ---------------------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
------- ---------------------------------------------------------------------------------------------------------------------



CUSIP NO. 37185M100                  13D                     PAGE 6 OF 19 PAGES

------- ---------------------------------------------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        GRI Holdings LLC
------- ---------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                            (a)[ ]
                                                                                                       (b)[X]

------- ---------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

------- ---------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not applicable, see Item 3.
------- ---------------------------------------------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

        Not applicable.
------- ---------------------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Colorado

------------------------- ----- ---------------------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                103,168.5 shares (evidenced by 206,337 American Depository Receipts )
       NUMBER OF          ----- ---------------------------------------------------------------------------------------------
        SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
       OWNED BY                 0 shares
        EACH              ----- ---------------------------------------------------------------------------------------------
      REPORTING            9    SOLE DISPOSITIVE POWER
       PERSON
        WITH                    103,168.5 shares (evidenced by 206,337 American Depository Receipts)
                          ----- ---------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0 shares
------- ---------------------------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        103,168.5 shares (evidenced by 206,337 American Depository Receipts)

------- ---------------------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)              [ ]

        Not applicable.
------- ---------------------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.7%
------- ---------------------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
------- ---------------------------------------------------------------------------------------------------------------------




CUSIP NO. 37185M100                  13D                     PAGE 7 OF 19 PAGES

------- ---------------------------------------------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        George R. Ireland
------- ---------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                            (a)[ ]
                                                                                                       (b)[X]

------- ---------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

------- ---------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not applicable, see Item 3.
------- ---------------------------------------------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]


------- ---------------------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen

------------------------- ----- ---------------------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                131,815 shares (evidenced by 263,630 American Depository Receipts )
       NUMBER OF          ----- ---------------------------------------------------------------------------------------------
        SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
       OWNED BY                 0 shares
        EACH              ----- ---------------------------------------------------------------------------------------------
      REPORTING            9    SOLE DISPOSITIVE POWER
       PERSON
        WITH                    131,815 shares (evidenced by 263,630 American Depository Receipts)
                          ----- ---------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0 shares
------- ---------------------------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        131,815 shares (evidenced by 263,630 American Depository Receipts)

------- ---------------------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)              [ ]

        Not applicable.
------- ---------------------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.9%
------- ---------------------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
------- ---------------------------------------------------------------------------------------------------------------------



CUSIP NO. 37185M100                  13D                     PAGE 8 OF 19 PAGES

------- ---------------------------------------------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        The Ocean Fund
------- ---------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                            (a)[ ]
                                                                                                       (b)[X]

------- ---------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

------- ---------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not applicable, see Item 3.
------- ---------------------------------------------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

        Not applicable.
------- ---------------------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        The Netherlands

------------------------- ----- ---------------------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                224,483 shares (evidenced by 448,966 American Depository Receipts )
       NUMBER OF          ----- ---------------------------------------------------------------------------------------------
        SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
       OWNED BY                 0 shares
        EACH              ----- ---------------------------------------------------------------------------------------------
      REPORTING            9    SOLE DISPOSITIVE POWER
       PERSON
        WITH                    224,483 shares (evidenced by 448,966 American Depository Receipts)
                          ----- ---------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0 shares
------- ---------------------------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        224,483 shares (evidenced by 448,966 American Depository Receipts)

------- ---------------------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)              [ ]

        Not applicable.
------- ---------------------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.5%
------- ---------------------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
------- ---------------------------------------------------------------------------------------------------------------------




CUSIP NO. 37185M100                  13D                     PAGE 9 OF 19 PAGES

------- ---------------------------------------------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        The Lake Fund
------- ---------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                            (a)[ ]
                                                                                                       (b)[X]

------- ---------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

------- ---------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not applicable, see Item 3.
------- ---------------------------------------------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

        Not applicable.
------- ---------------------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        The Netherlands

------------------------- ----- ---------------------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                123,140 shares (evidenced by 236,280 American Depository Receipts and 5,000 ordinary shares)
       NUMBER OF          ----- ---------------------------------------------------------------------------------------------
        SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
       OWNED BY                 0 shares
        EACH              ----- ---------------------------------------------------------------------------------------------
      REPORTING            9    SOLE DISPOSITIVE POWER
       PERSON
        WITH                    123,140 shares (evidenced by 236,280 American Depository Receipts and 5,000 ordinary shares)
                          ----- ---------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0 shares
------- ---------------------------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        123,140 shares (evidenced by 236,280 American Depository Receipts and 5,000 ordinary shares)

------- ---------------------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)              [ ]

        Not applicable.
------- ---------------------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.8%
------- ---------------------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
------- ---------------------------------------------------------------------------------------------------------------------



CUSIP NO. 37185M100                  13D                    PAGE 10 OF 19 PAGES

------- ---------------------------------------------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        Oscar Heijn
------- ---------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                            (a)[ ]
                                                                                                       (b)[X]

------- ---------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

------- ---------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not applicable, see Item 3.
------- ---------------------------------------------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

        Not applicable.
------- ---------------------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Dutch citizen

------------------------- ----- ---------------------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                363,118.5 shares (evidenced by 708,237 American Depository Receipts and 4,000 ordinary shares)
       NUMBER OF          ----- ---------------------------------------------------------------------------------------------
        SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
       OWNED BY                 0 shares
        EACH              ----- ---------------------------------------------------------------------------------------------
      REPORTING            9    SOLE DISPOSITIVE POWER
       PERSON
        WITH                    363,118.5 shares (evidenced by 708,237 American Depository Receipts and 4,000 ordinary shares)
                          ----- ---------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0 shares
------- ---------------------------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        363,118.5 shares (evidenced by 708,237 American Depository Receipts and 4,000 ordinary shares)

------- ---------------------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)              [ ]

        Not applicable.
------- ---------------------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.4%
------- ---------------------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
------- ---------------------------------------------------------------------------------------------------------------------



CUSIP NO. 37185M100                  13D                    PAGE 11 OF 19 PAGES

------- ---------------------------------------------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        Plevier Beleggingen B.V.
------- ---------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                            (a)[ ]
                                                                                                       (b)[X]

------- ---------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

------- ---------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not applicable, see Item 3.
------- ---------------------------------------------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

        Not applicable.
------- ---------------------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        The Netherlands

------------------------- ----- ---------------------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                347,623 shares (evidenced by 685,246 American Depository Receipts and 5,000 ordinary shares)
       NUMBER OF          ----- ---------------------------------------------------------------------------------------------
        SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
       OWNED BY                 0 shares
        EACH              ----- ---------------------------------------------------------------------------------------------
      REPORTING            9    SOLE DISPOSITIVE POWER
       PERSON
        WITH                    347,623 shares (evidenced by 685,246 American Depository Receipts and 5,000 ordinary shares)
                          ----- ---------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0 shares
------- ---------------------------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        347,623 shares (evidenced by 685,246 American Depository Receipts and 5,000 ordinary shares)

------- ---------------------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)              [ ]

        Not applicable.
------- ---------------------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.3%
------- ---------------------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
------- ---------------------------------------------------------------------------------------------------------------------


CUSIP NO. 37185M100                  13D                    PAGE 12 OF 19 PAGES

                                  Schedule 13D

Item 1.    Security and Issuer.

     This statement relates to the ordinary shares, nominal value EUR 5 per share ("Shares") of Genesys S.A. (the "Issuer") having its principal executive office at Le Regent, 4 rue Jules Ferry, DP 1145, 34008 Montpellier Cedex, France.

Item 2.    Identity and Background.

     This statement is being filed by the following shareholders of the Issuer (the "Reporting Persons"):

            John Hassett (United States citizen)
               Managing Principal
               Radius Capital Partners, LLC
               America's Cup Building
               30 Doaks Lane
               Marblehead, MA  01945
               Radius Capital is a strategic investment firm principally involved in mergers and acquisitions in the telecommunications industry.

            Graham Partners (a Delaware limited partnership) 200 Park
               Ave., Suite 3900 New York, NY 0166
               The principal business of Graham Partners is money management.

            Ring Partners Limited Partnership (a Colorado limited partnership)
               1700 Lincoln Street
               Denver, CO  80203
               The principle business of Ring Partners Limited Partnership is money management.

            George Ireland (United States citizen)
               General partner
               Ring Partners Limited Partnership
               1700 Lincoln Street
               Denver, CO  80203
               The principal business of Ring Partners Limited Partnership is described directly above.

            The Ocean Fund (a Netherlands limited partnership)
               c/o Plevier Beleggingen BV
               Roemer Visscherplein 19
               2106 AG Heemstede
               The Netherlands
               The principal business of The Ocean Fund is money management.

CUSIP NO. 37185M100                  13D                    PAGE 13 OF 19 PAGES

            The Lake Fund (a Netherlands limited partnership)
               c/o Plevier Beleggingen BV
               Roemer Visscherplein 19
               2106 AG Heemstede
               The Netherlands
               The principal business of The Lake Fund is money management

            Oscar Heijn (Dutch citizen)
               General Manager
               Plevier Beleggingen BV
               Roemer Visscherplein 19
               2106 AG Heemstede
               The Netherlands
               Plevier Beleggingen BV's principal business is money management.

            GRI Holdings, LLC (a Colorado limited liability company)
               1700 Lincoln Street
               Denver, CO  80203
               GRI Holdings, LLC's principal business is money management

            Plevier Beleggingen BV (a company organized under the law of The Netherlands)
               Roemer Visscherplein 19
               2106 AG Heemstede
               The Netherlands
               See description of Plevier Beleggingen BV's principal business under "Reporting Persons" of this Item 2.

            Monica Graham (United States citizen)
               Graham Partners
               200 Park Ave., Suite 3900
               New York, NY  0166
               See description of Graham Partners' principal business under "Reporting Persons" of this Item 2.

     During the five years prior to the date hereof, no Reporting Person has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

     The requirement for filing the original Schedule 13D and this first amendment was not triggered by the acquisition of shares, and the source and amount of funds is not material to this filing. The Reporting Person originally formed a group to effect the disposal of Shares, which created the obligation to file the original Schedule 13D pursuant to Section 13(d)(3) of the Act. This amendment is being filed to reflect that the Reporting Persons no longer act as a group for the purpose of disposing of securities.

CUSIP NO. 37185M100                  13D                    PAGE 14 OF 19 PAGES

Item 4.    Purpose of Transaction.

     The Reporting Persons originally formed a group for the purpose of supporting bids meeting certain minimum requirements by third parties who could buy the shares held by the Reporting Persons and the remaining capital stock of the Issuer in an acquisition negotiated between the Issuer and such third parties. On May 29, 2002, the Reporting Persons agreed to disband the group, and each Reporting Person reserved the right to evaluate any proposed acquisitions involving the Issuer on its own. As the Reporting Persons no longer constitute a group, the reporting requirements of Section 13(d) of the Act no longer apply. Each Reporting Person may buy additional Shares or dispose of some or all of the Shares reported herein. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)   Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

     The information given in this Item 5 relates to the Shares. Some of the Shares held by Reporting Persons are held through American Depository Receipts, which evidence one-half of one Share. The calculation of each Reporting Person's Shares is given in the cover page for that Reporting Person. Information from the Issuer's web site on June 10, 2002 indicates that there were 15,281,057 Shares outstanding as of February 21, 2002 (the "Outstanding Shares").

     (a) The Reporting Persons own an aggregate of 914,200.5 Shares, or 5.10% of the Outstanding Shares, but as they no longer constitute a group, the obligation to file and maintain a Schedule 13D has terminated.

     Mr. Hassett owns 175,517 Shares, or 1.1% of the Outstanding Shares.

     Graham Partners, LP owns 243,750 Shares, or 1.6% of the Outstanding Shares. As the sole general partner of Graham Partners, Monica Graham may also be deemed to own the same number and percentage of Shares.

CUSIP NO. 37185M100                  13D                    PAGE 15 OF 19 PAGES

     Ring Partners Limited Partnership ("RPLP") owns 103,168.5 Shares, or 0.7% of the Outstanding Shares. As a general partner of RPLP, GRI Holdings LLC may be deemed to beneficially own the same number and percentage of Shares. George
R. Ireland is also a general partner of RPLP, and in addition owns 28,646.5 Shares himself. As a result of his relationship with RPLP and his direct holdings, Mr. Ireland may be deemed to beneficially own 131,815 Shares, or 0.9% of the Outstanding Shares.

     The Ocean Fund owns 224,483 Shares and The Lake Fund owns 123,140 Shares, or 1.5% and 0.8% of the Outstanding Shares, respectively. Plevier Beleggingen BV ("Plevier") is the general partner of each of these funds and may be deemed the beneficial owner of 347,623 Shares, or 2.3% of the Outstanding Shares. Oscar Heijn is the sole officer and director of Plevier, and also owns 15,495.5 Shares himself. As a result of his relationship with Plevier and his direct holdings, Mr. Heijn may be deemed to beneficially own 363,118.5 Shares, or 2.4% of the Outstanding Shares.

     (b) Each Reporting Person has the sole power to vote (or direct the vote of) and dispose of (or direct the disposition of) the Shares beneficially owned by such Reporting Person. No Reporting Person has any right to vote or dispose of the Shares held by any other Reporting Person.

     (c) Transactions have been effected during the last 60 days by the following Reporting Persons:

     John Hassett bought the Shares below and effected the transactions on NASDAQ.


          ------------------------ ------------------------------- --------------------------------------------
            DATE                    SHARES                             PRICE PER SHARE (PER ADR)
          ------------------------ ------------------------------- --------------------------------------------
            4/01/02                 50 (100 ADRs)                      $12.80 ($6.3998)
          ------------------------ ------------------------------- --------------------------------------------
            4/01/02                 50 (100 ADRs)                      $12.8 ($6.4000)
          ------------------------ ------------------------------- --------------------------------------------
            4/03/02                 50 (100 ADRs)                      $12.5974 ($6.2987)
          ------------------------ ------------------------------- --------------------------------------------
            4/09/02                 50 (100 ADRs)                      $12.09 ($6.0495)
          ------------------------ ------------------------------- --------------------------------------------
            4/09/02                 200 (400 ADRs)                     $12.1 ($6.0500)
          ------------------------ ------------------------------- --------------------------------------------
            4/12/02                 50 (100 ADRs)                      $12 ($5.9988)
          ------------------------ ------------------------------- --------------------------------------------
            4/25/02                 50 (100 ADRs)                      $12.039 ($6.0198)
          ------------------------ ------------------------------- --------------------------------------------
            4/25/02                 50 (100 ADRs)                      $12.04 ($6.02)
          ------------------------ ------------------------------- --------------------------------------------
            4/25/02                 50 (100 ADRs)                      $12.278 ($6.1390)
          ------------------------ ------------------------------- --------------------------------------------
            4/30/02                 250 (500 ADRs)                     $10.6588 ($5.3294)
          ------------------------ ------------------------------- --------------------------------------------
            4/30/02                 750 (1,500 ADRs)                   $10.66 ($5.33)
          ------------------------ ------------------------------- --------------------------------------------
            5/16/02                 100 (200 ADRs)                     $8.179 ($4.0895)
          ------------------------ ------------------------------- --------------------------------------------
            5/17/02                 50 (100 ADRs)                      $8.2992 ($4.1496)
          ------------------------ ------------------------------- --------------------------------------------
            5/31/02                 50 (100 ADRs)                      $7.7 ($3.85)
          ------------------------ ------------------------------- --------------------------------------------



CUSIP NO. 37185M100                  13D                    PAGE 16 OF 19 PAGES

          Oscar Heijin bought the Shares below and effected the transaction on Euronext

          ------------------------ ------------------------------- --------------------------------------------
            DATE                    SHARES                             PRICE PER SHARE
          ------------------------ ------------------------------- --------------------------------------------
            3/05/02                 4000                               $11.31
          ------------------------ ------------------------------- --------------------------------------------

          The Lake Fund bought the Shares below and effected the transaction on Euronext.

          ------------------------ ------------------------------- --------------------------------------------
            DATE                    SHARES                             PRICE PER SHARE
          ------------------------ ------------------------------- --------------------------------------------
           3/04/02                  5000                               $11.07
          ------------------------ ------------------------------- --------------------------------------------


     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons reached an oral agreement on 21 February 2002 to encourage the support of the Issuer's Board of Directors in favor of bids which meet certain conditions by potential acquirers of the Issuer. The Reporting Persons indicated these conditions, and their intentions, to the Issuer by a letter dated 21 February 2002. The Issuer responded to the letter to say that if the issuer were to receive an unsolicited offer, it would give such offer appropriate consideration and respond directly to the person making the offer. On May 29, 2002, the Reporting Persons agreed that they would no longer solicit proposals or act as a group in supporting any bids for the Issuer's stock. The Reporting Persons have agreed that each of them will independently evaluate any transactions involving the Issuer's stock. Such agreement of the Reporting Persons is attached as Exhibit 1.

Item 7.    Material to be Filed as Exhibits.

     Exhibit 1 - Conformed copy of agreement among the Reporting Persons dated as of May 29, 2002

     Exhibit 2 - Agreement regarding filing of joint Schedule 13D amendment

CUSIP NO. 37185M100                  13D                    PAGE 17 OF 19 PAGES


                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 10, 2002





      /s/ John Hassett                             /s/ Monica Graham
      ----------------------------                 --------------------
      John Hassett                                 Monica Graham

      /s/ George R. Ireland                        /s/ Oscar Heijn
      ----------------------------                 --------------------
      George R. Ireland                            Oscar Heijn


      Ring Partners Limited Partnership            Plevier Beleggingen B.V.


      By: /s/ George R. Ireland                    By: /s/ Oscar Heijn
      ----------------------------                 --------------------
          George R. Ireland,
          General Partner
                                                   The Ocean Fund

      GRI Holdings LLC
                                                   By: /s/ Oscar Heijn
                                                   --------------------

      By: /s/ George R. Ireland
      ---------------------------
                                                   The Lake Fund

     Graham Partners, L.P.
                                                   By: /s/ Oscar Heijn
                                                   --------------------
      By: /s/ Monica Graham
      ---------------------------
          Monica Graham,
          General Partner

CUSIP NO. 37185M100                  13D                    PAGE 18 OF 19 PAGES

                                   EXHIBIT 1
                 ACKNOWLEDGEMENT REGARDING DISSOLUTION OF GROUP

                            DATED AS OF MAY 29, 2002

Reference is made to that certain Schedule 13D filed with the United States Securities and Exchange Commission on March 1, 2002 by the undersigned as stockholders of Genesys, S.A. (the "ISSUER"). Each of the undersigned hereby acknowledges that the undersigned stockholders will no longer act as a group for the purpose of disposing of securities of the Issuer, and that each undersigned stockholder shall make its own investment decisions with respect to shares of the Issuer held by such stockholder. This Acknowledgement may be executed in one or more counterparts, all of which together shall constitute one instrument.



    /s/ John Hassett                                  /s/ Monica Graham
    --------------------------                        -----------------
    John Hassett                                      Monica Graham

    /s/ George R. Ireland                             /s/ Oscar Heijn
    --------------------------                        -----------------
    George R. Ireland                                 Oscar Heijn


    Ring Partners Limited Partnership                 Plevier Beleggingen B.V.


    By:/s/ George R. Ireland                          By:/s/Oscar Heijn
    --------------------------                        -----------------
    George R. Ireland,
    General Partner
                                                      The Ocean Fund

    GRI Holdings LLC
                                                      By:/s/Oscar Heijn
                                                       -----------------
    By:/s/ George R. Ireland
    --------------------------
                                                      The Lake Fund

    Graham Partners, L.P.
                                                      By:/s/Oscar Heijn
    By: /s/ Monica Graham                             ------------------
    --------------------------
        Monica Graham,
        General Partner

CUSIP NO. 37185M100                  13D                    PAGE 19 OF 19 PAGES

                                   EXHIBIT 2

                                   AGREEMENT

     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Genesys S.A.

     EXECUTED this 10th day of June, 2002.




    /s/ John Hassett                                  /s/ Monica Graham
    --------------------------                        ------------------
    John Hassett                                      Monica Graham

    /s/ George R. Ireland                             /s/ Oscar Heijn
    --------------------------                        ------------------
    George R. Ireland                                 Oscar Heijn


    Ring Partners Limited Partnership                 Plevier Beleggingen B.V.


    By:/s/ George R. Ireland                          By:/s/ Oscar Heijn
    --------------------------                        ------------------
    George R. Ireland,
    General Partner
                                                      The Ocean Fund

    GRI Holdings LLC
                                                      By:/s/ Oscar Heijn
                                                      ------------------
    By:/s/ George R. Ireland
    --------------------------
                                                      The Lake Fund

    Graham Partners, L.P.
                                                      By:/s/ Oscar Heijn
    By: /s/ Monica Graham                             ------------------
    --------------------------
        Monica Graham,
        General Partner